[CPSI Letterhead]
March 15, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Stephen G. Krikorian

Re:	Computer Programs and Systems, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Commission File No.: 0-49796
Dear Mr. Krikorian:
     This letter is being submitted by Computer Programs and Systems, Inc. (“CPSI” or the “Company”) in response to a request from the staff of the Securities and Exchange Commission (the “Commission”) for further clarification regarding certain aspects of the Company’s response, as set forth in its letter to the Commission dated March 13, 2007 (the “Company Response Letter”), to comment 2.a. in the Commission’s letter to the Company dated March 8, 2007 (the “SEC Comment Letter”). This letter is also being submitted in order to set forth a proposed revised set of financial statement footnote disclosures regarding revenue recognition that will appear in the Company’s Form 10-K for the year ended December 31, 2006. The Company previously provided the Commission with an initial set of proposed financial statement footnote disclosures in its letter to the Commission dated February 23, 2007.
     For your convenience, comment 2.a from the SEC Comment Letter is repeated below, followed first by the text of the response set forth in the Company Response Letter, and then by the requested clarification. Following the clarification, this letter sets forth the proposed revised financial statement footnote disclosures, as requested by the staff.
Form 10-K for the Year Ended December 31, 2005
Revenue Recognition, page 49
2.	With regard to your recognition of revenue on a “completed module” basis, we have the following comments:

Securities and Exchange Commission
March 15, 2007

a.	Further explain how you are applying the residual method to these arrangements. That is, explain how you allocate the arrangement fees among the various deliverables. Indicate how you establish VSOE for all undelivered elements for purposes of applying the residual method. Identify the undeliverable elements when you apply the residual method. If you allocate upon installation of each module, explain how you allocate since it appears from your analysis of EITF 00-21 that you lack VSOE for the software included in each module.
Company Response Letter: As discussed in our response above, our base system consists of hardware, the Patient Accounting module and the General Ledger module. While our system sales range from this base system, to full systems with multiple modules, our average initial installation consists of between 15 and 20 modules. The system’s database is housed in the Patient Accounting and General Ledger modules, so these are always installed first and are usually complete by the end of week 1. With the installation of all software included in the arrangement there are the following additional deliverables: Hardware, PCS, installation and training. Installation and training are considered services that are not essential to the licensed software as they do not involve significant production, modification, or customization of software as defined in SOP 97-2 paragraph 12.
The hardware, when shipped, already includes all of the software installed, and the appropriate software modules are “unlocked” on the first day of installation by the technicians responsible for installation of the hardware and software at the customer’s site. PCS is the only deliverable where VSOE has been established through renewals. As a result, at the time of installation of the software we have two undelivered deliverables; PCS and installation and training (and we have only recognized revenue on the hardware as discussed in our response above). We apply the residual method to determine the value of the remaining deliverables outside of PCS. We then defer the amount relating to the PCS over the term of the PCS contract and recognize the revenue for the remaining deliverables over the term that the installation and training services are performed. We recognize these revenues by module as the respective installation and training for each specific module is completed. This appears to be the most logical method of allocating these revenues over the term that the installation and training is performed as these values represent our prices that we charge for the modules when sold as an add-on to the systems at a later date and is representative of the pattern of performance of these services.
We acknowledge that models exist for arrangements where VSOE of fair value exists for PCS but not for the services (i.e. installation and training). Some of these models suggest that the total arrangement be recognized ratably over the PCS term until the point where the installation and training services have been complete, at which point a “catch-up” would be made to recognize all remaining revenue relating to the delivered items. Given

Securities and Exchange Commission
March 15, 2007

the short duration of the system installation, the revenue recognized from the model we use and the model discussed above would not be materially different.
Clarification of the Response:
In clarification of our response with respect to the following sentence “We then defer the amount relating to the PCS over the term of the PCS contract and recognize the revenue for the remaining deliverables over the term that the installation and training services are performed,” as detailed above, we provide the following explanation:
We then defer the amount relating to the PCS over the term of the PCS contract using the residual method. We recognize the remaining residual revenue, which consists of software and installation and training, on an individual module basis as the respective installation and training for each specific module is completed. We believe this method effectively allocates the residual revenue, for which there was no VSOE of fair value, over the term of the installation and training for the entire arrangement and effectively reflects our pattern of performance of those services.
Proposed Revised Financial Statement Footnote Disclosure
     In accordance with the staff’s request, we intend to clarify the financial statement footnote disclosure regarding revenue recognition that will appear in our Form 10-K for the year ended December 31, 2006 as follows:
The Company recognizes revenue in accordance with accounting principles generally accepted in the United States of America, principally:
•	Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (“AICPA”).

•	AICPA SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

•	Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, issued by the United States Securities and Exchange Commission, as amended by SAB No. 104.

•	The Emerging Issues Task Force (“EITF”) Issue 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entities’ Hardware.

Securities and Exchange Commission
March 15, 2007

•	EITF Issue 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.
     The Company’s revenue is generated from three sources:
•	the sale of information systems, which includes software, conversion and installation services, hardware, peripherals, forms and supplies.

•	the provision of system support services, which includes software application support, hardware maintenance, continuing education, application service provider (“ASP”) products, and internet service provider (“ISP”) products.

•	the provision of outsourcing services, which includes electronic billing, statement processing, payroll processing and business office outsourcing.
The Company enters into contractual obligations to sell hardware, perpetual software licenses, installation and training services, and maintenance services. Revenue from hardware sales is recognized upon shipment, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. Revenue from the perpetual software licenses and installation and training services are recognized using the residual method. The residual method allocates an amount of the arrangement to the elements for which fair value can be determined and any remaining arrangement consideration (the “residual revenue”) is then allocated to the delivered elements. The fair value of maintenance services is determined based on vendor specific objective evidence (“VSOE”) of fair value and is deferred and recognized as revenue ratably over the maintenance term. VSOE of fair value of maintenance services is determined by reference to the price the Company’s customers are required to pay for the services when sold separately via renewals. The residual revenue is allocated to the perpetual license and installation and training services and is recognized over the term that the installation and training services are performed for the entire arrangement. The method of recognizing revenue for the perpetual license for the associated modules included in the arrangement and related installation and training services over the term the services are performed is on a module by module basis as the respective installation and training for each specific module is completed as this is representative of the pattern of provision of these services. The installation and training services are normally completed in three to four weeks.
Revenue derived from maintenance contracts primarily includes revenue from software application support, hardware maintenance, continuing education and related services. Maintenance contracts are typically sold for a separate fee with initial contract periods ranging from one to seven years, with renewal for additional periods thereafter. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

Securities and Exchange Commission
March 15, 2007

The Company accounts for ASP contracts in accordance with the EITF 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware. EITF 00-3 states that the software element of ASP services is covered by SOP 97-2 only “if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party related to the vendor to host the software.” Each ASP contract includes a system purchase and buyout clause, and this clause specifies the total amount of the system buyout. In addition, a clause is included which states that should the system be bought out by the customer, the customer would be required to enter into a general support agreement (for post-contract support services) for the remainder of the original ASP term. Accordingly, the Company has concluded that ASP customers do not have the right to take possession of the system without significant penalty (i.e. the purchase price of the system), and thus ASP revenue of CPSI does not fall within the scope of SOP 97-2. In accordance with SAB No. 104, revenue is recognized when the services are performed.
Revenue for ISP and outsourcing services are recognized in the period in which the services are performed.
     In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 15, 2007

     If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4012. Thank you very much for your attention to this matter.

Very truly yours,
/s/ M. Stephen Walker
M. Stephen Walker
Vice President -- Finance and Chief Financial Officer

cc:	Tamara Tangen J. Boyd Douglas Gregory S. Curran, Esq. Timothy W. Gregg, Esq.